Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 11, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10903
Municipal Income ETF Portfolio, Series 9
(the “Trust”)
CIK No. 1977590 File No. 333-273049

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure states that the ETFs selected invest significantly in investment grade securities. Please clarify whether the Funds primarily invest in investment grade securities.

Response:The disclosure will be revised in accordance with the Staff’s comment.

2.Please consider including disclosure that the Funds may invest in high yield securities.

Response:The disclosure will be revised in accordance with the Staff’s comment.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

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Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon